January 16, 2013

Jennifer Thompson, Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Selga Inc. (the “Registrant”)

Form 10-K for the year ended December 31, 2011

Filed April 12, 2012 (the “10-K”)

File Number 0-54501

Ladies and Gentlemen:

Dear Mr. Spirgel:

Selga Inc. (the “Company”), hereby acknowledges, in connection with its response to the January 2, 2013 letter from you to the Company that:

• the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Selga Inc.

By: /s/ Warmond Fang, President and CEO

Warmond Fang, President and CEO